FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2011
RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

RadView Names Eyal Shalom as CEO

Rosh Ha’ayin, Israel, March 17, 2010 – RadView Software Ltd. (OTCBB: RDVWF), announced today that its Board of Directors has named Eyal Shalom to serve as the Company’s Chief Executive Officer. Eyal replaces Rami Goraly, who has been the company’s CEO since April 2008.

Mr. Shalom has been Radview’s Sales Director for Israel, Europe and Asia Pacific since 2007 and previously, in the years 2000-2004, he was an R&D Director and Team Leader at Radview.  During the years 2004-2007, Mr. Shalom was the R&D Director and Product Manager at SkyBox Security and from 1997 to 2000 he was a System and Project Manager at Ness Technologies.

Mr. Shalom holds a B.Sc. in Computer Sciences and Mathematics from the Hebrew University of Jerusalem and is pursuing an Executive MBA at Tel Aviv University.

Mr. Jaron Lotan, the Company’s Chairman, commented: “We are pleased to have Eyal assume the position of CEO with the Company. Eyal’s background, experience and deep familiarity with Radview makes him well situated to lead the Company going forward. We thank Rami Goraly for his service, and wish him success in his future endeavors.”

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant)

By:	/s/ Jaron Lotan
Jaron Lotan
Chairman of the Board of Directors

Dated: March 17, 2011